
10013246


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2010

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM



Date ______________________ **By** ______________________

June 23, 2010

Barbara W. Schaefer, Senior Vice President – Human Resources and Secretary, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and Registration Statement No. 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 23, 2010, relating to the financial statements and financial statement schedules of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program, appearing in this Annual Report on Form 11-K of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program for the year ended December 31, 2009.

Deloitte & Touche LLP

Omaha, Nebraska
June 23, 2010

Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedules as of December 31, 2009, and
Report of Independent Registered Public Accounting Firm

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Program's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 23, 2010

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Investments at fair value (Note 3):		
Program interest in Master Trust (Notes 2 and 4)	$ 100,258,935	$ 90,831,159
Participant loans	348,386	431,401
Net assets available for benefits at fair value	100,607,321	91,262,560
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (NOTES 2 AND 4)	(685,046)	431,663
NET ASSETS AVAILABLE FOR BENEFITS	$ 99,922,275	$ 91,694,223

See accompanying notes to the financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Program interest in Master Trust investment income (loss) (Note 4):		
Net appreciation (depreciation) in fair value of investments	$ 12,938,696	$ (31,260,724)
Interest and dividends	2,397,545	3,389,477
Interest income from participant loans	26,187	34,951
Total	15,362,428	(27,836,296)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	7,113,744	5,756,055
Other	20,632	19,281
Total deductions	7,134,376	5,775,336
NET INCREASE (DECREASE)	8,228,052	(33,611,632)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	91,694,223	125,305,855
End of year	$ 99,922,275	$ 91,694,223

See accompanying notes to financial statements.

1. DESCRIPTION OF PROGRAM

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the "Program") is provided for general information only. Participants should refer to the Program document for more complete information.

General — The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the "Company") and other common control employers who adopt the Program. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — The Program was frozen effective December 31, 1995. No new participants or contributions are allowed in the Program after December 31, 1995.

Loans to Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Program and any other qualified plan maintained by Union Pacific Corporation or its subsidiaries. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the Loan Fund. Loan terms range from 1–5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Interest rates on loans currently outstanding range from 3.25% to 8.5%. Principal and interest is paid ratably, generally through monthly payroll deductions.

Participant Accounts — Individual accounts are maintained for each Program participant. Participants may direct the investment of their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant's account is credited with an allocation of the Program's earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. Effective October 1, 2008, if a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Program. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Under the terms of the Program, distributions are to be paid in the form of a joint and survivor annuity. Assets of a participant's account may, as elected by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), assets of the participant's account are transferred to the Chicago and North Western Railway Company Supplemental Pension Plan for payment of the annuity. The annuity may, at the option of the Program Administrator, be purchased from a third party institution or paid from the assets of the Supplemental Pension Plan. A Required Minimum Distribution Option is available at age 70 1/2.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59 1/2 may be made by a participant from their account in accordance with the Program's provisions.

Program Administration — The Program is administered by the Senior Vice President, Human Resources, of Union Pacific Corporation (the "Corporation"). Investment management fees for the Program's investment options are netted against investment earnings. Generally, administrative expenses of the Program are paid by Union Pacific Railroad Company ("Railroad"), but the Program's Named Fiduciary-Plan Investments may elect to pay Program expenses from Program assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, *Subsequent Events*) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

In February 2010, the FASB issued ASU No. 2010-09, which amends ASC 855, to address certain implementation issues. Accordingly, it was determined the SEC filers are required to evaluate subsequent events through the date the financial statements are issued (versus available to be issued) and exempts SEC filers from disclosing the date through which subsequent events have been evaluated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid at December 31, 2009 or 2008.

New Accounting Pronouncements — In 2009, FASB Staff Position 157-4, *Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4), was issued and later codified into ASC 820, *Fair Value Measurements and Disclosures*, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments (see Note 3).

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* ("ASU 2009-12"), which amended ASC Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall.* ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds (including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund) — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end, and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs) (including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Program management believes that the occurrence of events that would cause the Program to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

Money Market Fund — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year end, and is classified as a Level 1 investment.

Participant Loans — Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust and other investment assets measured at fair value on a recurring basis at December 31, 2009 and 2008.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), these tables include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009 and 2008.

	December 31, 2009		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock:			
Employer Stock Funds	$ -	$311,582,536	$ -
Domestic Stock Funds:			
500 Index Fund	283,584,547	-	-
U.S. Growth Index Fund	75,808,989	-	-
Morgan Growth Fund	17,865,321	-	-
Windsor Fund	19,341,590	-	-
Windsor II Fund	70,329,933	-	-
Small-Cap Index Fund	59,366,476	-	-
Mid-Cap Index Fund	79,490,867	-	-
Total Stock Market Index Fund	36,097,884	-	-
Total Domestic Stock Funds	641,885,607	-	-
International Stock Fund:			
International Growth Fund	162,456,025	-	-
Balanced Funds:			
Wellington Fund	261,575,720	-	-
Target Retirement Income Fund	6,925,968	-	-
Target Retirement 2005 Fund	3,308,888	-	-
Target Retirement 2010 Fund	14,825,872	-	-
Target Retirement 2015 Fund	41,215,939	-	-
Target Retirement 2020 Fund	35,773,370	-	-
Target Retirement 2025 Fund	17,128,014	-	-
Target Retirement 2030 Fund	10,222,711	-	-
Target Retirement 2035 Fund	10,568,528	-	-
Target Retirement 2040 Fund	7,842,290	-	-
Target Retirement 2045 Fund	5,235,608	-	-
Target Retirement 2050 Fund	1,919,156	-	-
Total Balanced Funds	416,542,064	-	-
Fixed Income Fund:			
Union Pacific Fixed Income Fund	-	426,753,289	-
Bond Fund:			
Total Bond Market Index	168,944,471	-	-
Money Market Fund:			
Prime Money Market Fund	80,890,164	-	-
Total Master Trust assets	$1,470,718,331	$738,335,825	$ -
Participant loans	$ -	$ -	$ 348,386

	December 31, 2008		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock:			
Employer Stock Funds	$ -	$235,588,656	$ -
Domestic Stock Funds:			
500 Index Fund	225,922,939	-	-
U.S. Growth Index Fund	52,017,849	-	-
Morgan Growth Fund	10,988,819	-	-
Windsor Fund	16,150,627	-	-
Windsor II Fund	56,835,733	-	-
Small-Cap Index Fund	42,553,681	-	-
Mid-Cap Index Fund	57,912,677	-	-
Total Stock Market Index Fund	19,654,702	-	-
Total Domestic Stock Funds	482,037,027	-	-
International Stock Fund:			
International Growth Fund	105,412,327	-	-
Balanced Funds:			
Wellington Fund	217,154,449	-	-
Target Retirement Income Fund	2,147,047	-	-
Target Retirement 2005 Fund	2,923,604	-	-
Target Retirement 2010 Fund	10,991,556	-	-
Target Retirement 2015 Fund	33,395,181	-	-
Target Retirement 2020 Fund	26,940,013	-	-
Target Retirement 2025 Fund	11,600,352	-	-
Target Retirement 2030 Fund	6,930,373	-	-
Target Retirement 2035 Fund	6,674,830	-	-
Target Retirement 2040 Fund	4,712,864	-	-
Target Retirement 2045 Fund	2,918,373	-	-
Target Retirement 2050 Fund	684,660	-	-
Total Balanced Funds	327,073,302	-	-
Fixed Income Fund:			
Union Pacific Fixed Income Fund	-	409,434,446	-
Bond Fund:			
Total Bond Market Index	158,114,722	-	-
Money Market Fund:			
Prime Money Market Fund	107,151,093	-	-
Total Master Trust assets	$1,179,788,471	$645,023,102	$ -
Participant loans	$ -	$ -	$ 431,401

Changes in the fair value of the Program's Level 3 investments during the years ended December 31, 2009, were as follows:

Participant Loans:	2009	2008
Balance — Beginning of Year	$ 431,401	$ 594,854
Loan originations and repayments — net	(83,015)	(163,453)
Balance — End of Year	$ 348,386	$ 431,401

4. MASTER TRUST

At December 31, 2009 and 2008, the Program participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at Vanguard Fiduciary Trust Company (VFTC). Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Program's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2009 and 2008, is presented in the following tables:

Master Trust	**2009**	**2008**
Investments at fair value as determined by quoted market price:		
Mutual funds	$1,389,828,167	$1,072,637,378
Money market fund	80,890,164	107,151,093
	1,470,718,331	1,179,788,471
Investments at estimated fair value:		
Employer stock funds	311,582,536	235,588,656
Guaranteed investment contracts	426,753,289	409,434,446
	738,335,825	645,023,102
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,888,880)	5,897,684
Investments in Master Trust	$2,199,165,276	$1,830,709,257
Program's portion of investments	$ 99,573,889	$ 91,262,822
Portion allocated to the Program	4.53 %	4.99 %

Investment income (loss) for the Master Trust for the years ended December 31, 2009 and 2008, is as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:		
Common Stock:		
Employer Stock Funds	$ 81,415,244	$ (75,294,521)
Domestic Stock Funds:		
500 Index Fund	54,054,884	(141,758,125)
Growth Index Fund	19,081,346	(31,827,549)
Morgan Growth Fund	4,555,355	(7,951,500)
Windsor Fund	4,695,918	(13,001,972)
Windsor II Fund	13,676,185	(37,936,770)
Small-Cap Index Fund	15,364,047	(26,408,666)
Mid-Cap Index Fund	21,077,958	(47,327,408)
Total Stock Market Index Fund	7,008,303	(11,248,364)
U.S Growth Fund	-	(4,545,669)
Total Domestic Stock Funds	139,513,996	(322,006,023)
International Stock Fund:		
International Growth Fund	42,766,026	(97,309,367)
Balanced Funds:		
Wellington Fund	39,097,234	(74,007,156)
Target Retirement Income Fund	356,991	(102,051)
Target Retirement 2005 Fund	390,220	(288,287)
Target Retirement 2010 Fund	1,727,505	(1,544,235)
Target Retirement 2015 Fund	5,964,621	(5,009,623)
Target Retirement 2020 Fund	5,778,130	(4,539,874)
Target Retirement 2025 Fund	2,834,953	(2,092,303)
Target Retirement 2030 Fund	1,877,959	(1,309,224)
Target Retirement 2035 Fund	1,986,811	(1,341,107)
Target Retirement 2040 Fund	1,465,276	(879,257)
Target Retirement 2045 Fund	950,523	(547,951)
Target Retirement 2050 Fund	289,691	(122,927)
LifeStrategy Fund	-	(29,519,708)
Total Balanced Funds	62,719,914	(121,303,703)
Bond Fund:		
Total Bond Market Index	2,510,078	477,618
Total appreciation (depreciation) in fair value of investments:	328,925,258	(615,435,996)
Interest and dividends	50,210,790	69,557,658
Total investment (loss) income of Master Trust	$ 379,136,048	$(545,878,338)
Plan's portion of Master Trust investment (loss) income	$ 15,336,241	$ (27,871,247)

While the Program participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2009	**2008**
Average yields:		
Based on annualized earnings	3.06 %	4.21 %
Based on range of interest rate credited to participants	3.61% to 5.12%	3.56% to 5.42%

The Program's interest in the Master Trust's investments that represented 5% or more of the Program's net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	**2008**
Vanguard 500 Index Fund	$ 13,296,734	$ 10,991,750
Vanguard Bond Fund	7,961,722	7,281,221
Vanguard Money Market Fund	*	7,117,901
Vanguard Windsor Fund	19,341,590	16,150,626
Union Pacific Common Stock Fund	5,287,634	*
Union Pacific Fixed Income Fund	28,878,016	30,398,968

* Fund value for year ended December 31, 2009 or 2008, did not represent 5% or more of the Plan's net assets available for benefits.

5. TAX STATUS

The Program has obtained a tax determination letter dated July 1, 2003, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Program has been amended since receiving the determination letter, the Railroad and Program management believe that the Program and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Program's financial statements.

6. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Railroad, the Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The Railroad may direct VFTC either to distribute the

Program's assets to the participants, or to continue the trust and distribute benefits as though the Program had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Program investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Program's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $3,275,036 and $3,501,944, respectively. During the years ended December 31, 2009 and 2008, the Program recorded dividend income of $92,516 and $71,358, respectively.

The Program also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

In March and April 2009, there were inadvertent uses of Plan assets by Union Pacific Railroad Company (the "Railroad"), a related party, due to administrative errors which violated IRC Section 4975(c)(1)(B). Loan repayments were not timely deposited with the Plan trustee for one participant. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid these loan repayments and lost earnings in October 2009.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008, is as follows:

	2009	2008
Net assets available for benefits per the financial statements	$ 99,922,275	$ 91,694,223
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	685,046	(431,663)
Deemed distributions of participant loans	(1,607)	(1,607)
Net assets available for benefits per the Form 5500 — at fair value	$ 100,605,714	$ 91,260,953

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008, is as follows:

	2009	2008
Net (decrease) increase in net assets at contract value	$ 8,228,052	$ (33,611,632)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,116,709	(540,423)
Change in deemed distributions of participant loans	-	(926)
Net (decrease) increase in net assets per From 5500 — at fair value	$ 9,344,761	$ (34,152,981)

* * * * * *

SUPPLEMENTAL SCHEDULES

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
AS OF DECEMBER 31, 2009

Column A	Column B	Column C	Column H	Column I	Column J
Identity of Party Involved	**Relationship to Plan, Employer, or Other Party-in-Interest**	**Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value**	**Cost of Asset**	**Current Value of Asset**	**Net Gain (or loss) on Each Transaction**
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 1,594	$ 1,632	$ 38
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 532	$ 536	$ 4

* Represents a party-in-interest.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Column B	Column C	Column E
Identify of Issue or Borrower, Lessor or Similar Party	**Description of Investment Including Collateral, Rate of Interest Maturity Date, Par or Maturity Value**	**Current Value**
* Participant loans	Interest rates of 3.25% to 8.5% — maturity dates of 2010 to 2024	$ 348,386

* Represents a party-in-interest.